Exhibit 99.1

InMode Confirms Receipt of Unsolicited Proposal

YOKNEAM, Israel – June 24, 2026 – InMode Ltd. (Nasdaq: INMD) (the "Company") today announced that, on June 17, 2026, its Board of Directors (the "Board") received an unsolicited  proposal from M.N. Business Strategy, Ltd. ("MN Business Strategy") to acquire through a merger all of the outstanding ordinary shares of the Company not already owned by MN Business Strategy and its affiliates for $16.20 per share in cash (the "Proposal").  MN Business Strategy is a group that includes, among others, Moshe Mizrahy, the Company's co-founder and Chief Executive Officer.

The Board has approved formation of a special committee comprised solely of independent directors to evaluate the Proposal.  The special committee will, in consultation with its advisors, evaluate the Proposal in accordance with its fiduciary duties and the best interests of the Company and all of its shareholders.  There can be no assurance as to whether this evaluation will result in a transaction or any other strategic outcome for the Company, or as to the timing or terms of any such transaction or outcome. The Company does not intend to comment further on the special committee process or provide additional updates unless and until required to do so under applicable law or regulation.

About InMode Ltd.

The Company is a leading global provider of innovative medical technologies.  The Company develops, manufactures and markets devices harnessing novel radiofrequency ("RF") technology.  The Company strives to enable new emerging surgical procedures as well as improve existing treatments.  The Company has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology and ophthalmology.  For more information about the Company and its wide array of medical technologies, visit www.inmodemd.com.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include all statements that are not historical facts.  In some cases, forward-looking statements can be identified by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" or the negative of those terms or other comparable terminology.  Forward-looking statements in this press release include, but are not limited to, statements regarding the Proposal, the special committee's review and evaluation of the Proposal, the potential consummation of any transaction and the Company's future plans, objectives, expectations and intentions.  These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied.  Such factors include, among others: uncertainties as to whether the special committee will determine that the Proposal or any alternative transaction is in the best interests of the Company and its shareholders; the risk that the Proposal may be withdrawn or modified; the possibility that competing offers or alternatives may or may not emerge; the risk that any transaction may not be consummated on the terms or timeline currently contemplated, or at all; and the other risks described in the Company's filings with the U.S. Securities and Exchange Commission.  The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise except as required by law.

Contacts

Miri Segal-Scharia
MS-IR LLC
ir@inmodemd.com